CX Network Group, Inc.

Room 1801, Vanke building, Northwest Hong 7 Road

Hongtupian District, Nancheng Residential District

Dongguan, Guangdong Province, China 523000

August 21, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: William Mastrianna

Re:	CX Network Group, Inc. Registration Statement on Form S-1 File No. 333-226316 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Mastrianna:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CX Network Group, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 A.M. Eastern Standard Time on Thursday, August 23, 2018 (the “Effective Time”).

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Huibin Su
Huibin Su Chief Executive Officer